Mail Stop 6010   July 14, 2006

Sachiko Kuno, Ph.D.
President and Chief Executive Officer
Sucampo Pharmaceuticals, Inc.
4733 Bethesda Avenue, Suite 450
Bethesda, Maryland 20814

      Re: **Sucampo Pharmaceuticals, Inc.**
              Registration Statement on Form S-1, filed June 19, 2006
              File No. 333-135133

Dear Dr. Kuno:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our reply to your request for confidential treatment for portions of certain exhibits will be provided under separate cover.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

5. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

6. Please revise your disclosure to identify your basis or the source for the following statements and provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.

   - AMITIZA is the only prescription product for the treatment of chronic idiopathic constipation that has been approved by the FDA for use by adults of all ages, including those over 65 years of age, and that has demonstrated effectiveness for use beyond 12 weeks.

   - We estimate that approximately 12 million people can be characterized as suffering from chronic idiopathic constipation.

7. We note your reference to a "Phase II/III" trial for AMITIZA for the treatment of irritable bowel syndrome and to a "Phase I/II" study of SPI-8811 in patients with portal hypertension. FDA trials are generally conducted sequentially. Please provide us your analysis of why these trials or studies should be referred to as "Phase II/III" and "Phase I/II" instead of just Phase I, Phase II or Phase III.

8. We note that your collaboration with Takeda can be terminated if you fail to receive marketing approval from the FDA for AMITIZA for the treatment of irritable bowel syndrome. Please revise your disclosure in the third paragraph under AMITIZA on page 1 to discuss this Takeda termination right. Consider adding a separate risk factor that discusses your dependence on the future approval of AMITIZA for the treatment of irritable bowel syndrome. Why does Takeda have this termination right? Is your success substantially dependent on the future approval of AMITIZA for the treatment of irritable bowel syndrome?

9. On page 51 you explain that you sold your rights in the patents relating to RESCULA as a result of the declining royalty revenues associated with these patents. On page 65, however, you state that RESCULA is currently marketed in more than 40 countries worldwide. If RESCULA is so widely marketed why is it that you were experiencing declining royalty revenues with your patents relating to RESCULA? Please explain.

Summary, pages 1-7

10. We refer to your statement on page 1 that you have completed a Phase IIa trial for non-alcoholic fatty liver disease and a Phase IIa trial for cystic fibrosis. This statement may suggest that you will now pursue advanced clinical trials, i.e. Phase III trials, for these indications. We note, however, that the results of these Phase IIa trials were inconclusive and as a result, you will not be pursuing further advanced clinical trials. Please revise your disclosure to clarify this fact.

11. We note your statement on page 105 that this offering will not be closed unless the Sucampo Group reorganization has been consummated. Please revise your summary to describe this material condition to the offering and to briefly explain the terms of the reorganization, its purpose, who proposed it and why it is a condition to the consummation of the firm commitment offering.

12. In the first paragraph under "Related Party Agreements on page 2, you refer to "committed specific development efforts" and "planned for development within that year." Please revise your disclosure here to briefly explain what types of actions or developments satisfy these requirements so as to prevent a reversion to Sucampo AG or accomplish a one year extension, respectively.

Risk Factors, pages 8-29

We have historically incurred significant losses and we might not achieve or maintain operating profitability. Page 8

13. Please consider revising this risk factor to briefly discuss how you are responsible for the next $20 million in expenses related to AMITIZA as you discuss on page 40. It appears that this obligation could result in a significant increase in your expenses in the near future.

If we are unable to retain our president and chief executive officer and chief scientific and operating officer and other key executives . . . ., page 9

14. Please revise this risk factor to provide the names and positions of all of your key executives.

15. Please briefly describe the material term and termination provisions of your employment contracts with key executives.

16. To the extent that you have experienced problems attracting and retaining key executives in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

If we fail to attract, retain and motivate qualified personnel . . . ., pages 9-10

17. To the extent known, please disclose the projected time frame and expected cost to hire the personnel you need to execute your current business plan.

We have identified material weaknesses in our internal control over financial reporting and those of Sucampo Europe and Sucampo Japan. . . . pages 10-11

18. We note your reference to the potential delisting of your class A common stock from the NASDAQ National Market. Your reference to the delisting implies that your class A common stock has already been or will be listed. It is inappropriate to refer to your possible listing on NASDAQ in this manner. Please revise your disclosure in this risk factor and elsewhere in the prospectus where applicable to clarify that you currently have only applied for the listing.

19. If addition, if there a risk that you may actually not be listed on the NASDAQ National Market because of your internal control problems, please consider disclosing this risk and discussing how it would affect the offering. Would you still consummate the offering without a NASDAQ listing?

Commercial rights to some prostone compounds will revert back to Sucampo AG in the future . . . ., pages 11-12

20. We note your disclosure here that Dr. Ueno will be primarily responsible for selecting the compounds the company chooses to develop so that they do not revert back to Sucampo AG at the end of the specified period. Please revise this risk factor to discuss the fact that Dr. Ueno together with his wife Dr. Kuno owns all of the stock of Sucampo AG.

Recent proposed legislation may permit re-importation of drugs from foreign countries into the United States . . . ., page 16

21. Please revise your disclosure to name the "recent proposed legislation."

We have no manufacturing capabilities and are dependent upon R-Tech to manufacture and supply . . . ., pages 18-19

22. Please revise your disclosure to name the supplier upon whom R-Tech is dependent and consider whether you should add a risk factor regarding R-Tech's dependence on this supplier.

We and R-Tech are dependent upon a single contract manufacturer . . . ., page 19

23. Please revise your disclosure to name the single contract manufacturer upon whom R-Tech is dependent.

We rely on third parties to conduct our clinical trials . . . ., page 21

24. Please identify the third parties that you substantially rely on for conducting your clinical trials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties that you engage to conduct your clinical trials.

Risks Related to Our Intellectual Property, pages 22-23

25. Please update to disclose whether there have been threats of litigation or negotiations regarding patent issues or other intellectual property, court challenges, legal actions, etc.

Our business activities involve the use of hazardous materials . . . ., page 26

26. Please disclose whether you maintain insurance for the use of hazardous materials and, if so, the level of coverage. Please also disclose the cost to you of such coverage, if material.

Use of Proceeds, page 31

27. Please clarify what stage of development you expect to achieve for each indication for your product candidates using the proceeds from the offering. For example, do you also expect to complete the pivotal Phase II/III clinical trials of AMITIZA for the treatment of opioid-induced bowel dysfunction, additional clinical trials for SPI-8811 for cystic fibrosis and Phase I clinical trials for SPI-017?

Dilution, page 34

28. Please revise to present a line item for historical tangible book value per share and the amounts attributable to pro forma adjustments to arrive at pro forma tangible book value per share.

Selected Combined Financial Data, page 36

29. Please disclose separately long term obligations and redeemable preferred stocks within your selected combined financial data as required by Item 301 of Regulation S-K.

30. We acknowledge your disclosure of management's basis for not presenting basic and diluted net income (loss) per share on page 6 and your current disclosures within note 3 to the combined financial statements. Please provide to us additional information justifying exclusion from this table.   Additionally, please give us management's justification for only presenting the pro forma net income per share for only the most recent physical year and

interim period within the notes to the financial statements on a pro forma unaudited basis. Please cite within your response, the appropriate literature relied upon to form management's conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 38-61

Overview, pages 38-39

31. Your MD&A overview as currently written merely describes key aspects of your business that are summarized elsewhere in your prospectus. In our MD&A Interpretive Release No. 34-48960 (December 2003), we explained that an MD&A overview should include "the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements" and that the overview should not be "a duplicative layer of disclosure." Please review and revise this section to remove any duplicative disclosure and summarize the most important matters regarding the company's financial condition and operating performance that provide the context for the rest of the MD&A.

Critical Accounting, page 43

32. Considering you recently initiated commercial sales, please expand your revenue recognition policy to include how you will recognize revenue from product sales including revenue dilution items such as product returns, chargebacks, customer rebates and other discounts and allowances. Please address how you anticipate compensating for the lack of historical information when estimating your revenue dilution items.

Stock-Based Compensation, page 44

33. We note your disclosures regarding how the board of directors determined the fair value of your common stock. In order or us to fully understand the fair values reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of your response. Please provide the following information separately for each equity issuance:

    a. The date of the transaction;
    b. The number of shares/options issued/granted;
    c. The exercise price or per share amount paid;
    d. Management's fair market value per share estimate and how the estimate was made;
    e. An explanation of how the fair value of the convertible preferred stock and common stock relate, given the applicable conversion ratios;
    f. The identity of the recipient, indicating if the recipient was a related party;
    g. Nature and terms of concurrent transactions; and
    h. The amount of any compensation or interest expense element.

Progressively bridge management's fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Research and Development Expenses, page 48

34. We acknowledge the uncertainties inherent in the clinical trial process and that it may be difficult to determine the precise duration and completion costs of your research and development projects. However, please revise your disclosure to provide the amount or range of estimated costs and timing to complete the phase in process and planned future phases. In your revised disclosure, please compare and contrast the estimated costs to your use of proceeds disclosure regarding research and development project expenditures on page 31. Additionally, please expand your disclosure of the research and development expenses to include the costs incurred during each period presented and to date on each project under development.

Commitments and Contingencies, page 57

35. Please quantify your contingent milestone and royalty obligations consistent with your disclosures of the amounts you may receive in conjunction with the Takeda Pharmaceuticals agreements.

Liquidity and Capital Resources, pages 55-58

36. Please revise your disclosure to discuss your expected expenditures for the physical expansion of your operations as you discuss on pages 9 and 10 of the prospectus. To the extent practicable, please quantify any known expenditures.

Internal Control Over Financial Reporting, pages 60-61

37. In this section and in the related risk factor on pages 10 and 11, please revise your disclosure to quantify the adjustments that resulted from the internal control deficiencies.

Business, pages 62-91

General

38. We note that you have determined you have three reportable geographic segments, United States, Europe and Japan. Please consider revising your business description to provide any material disclosure with respect to the reportable segments. See Item 101(c) of Regulation S-K.

Products and Product Candidates, pages 67-77

39. We note your statement that "AMITIZA met all but one of the secondary efficacy endpoints with statistical significance." Please revise to disclose which secondary efficacy endpoint was not met.

40. We refer to your disclosure regarding the long-term safety trials for AMITIZA for chronic idiopathic constipation. Please also disclose the results of the statistical analysis performed.

41. We refer to your disclosure regarding the Phase II trial for AMITIZA for irritable bowel syndrome. Please revise your disclosure to explain what you mean by "improvement in mean change from baseline." Please consider quantifying your explanation.

42. We refer to your discussion of the market for opioid-induced bowel dysfunction. Your discussion of the number of patients who suffer from chronic pain and acute pain is inappropriate as the number of patients who actually develop opioid-induced bowel dysfunction is likely to be a much smaller number. Please revise your disclosure to delete your references to the number of patients who suffer from chronic pain and acute pain.

Marketing and Sales, page 78

43. With respect to your agreement with Ventiv, please revise your disclosure to disclose any material amounts payable to Ventiv and the term and termination provisions of the agreement.

Certain Relationships and Related Party Transactions, pages 104-109

44. Please revise your disclosure to describe the conditions to the completion of the Sucampo Group reorganization and the circumstances under which it may be terminated.

Principal Stockholders, pages 110-111

45. For each principal stockholder that is a nonpublic entity, please revise to identify the person or persons with investment and voting control over the shares.

Shares Eligible for Future Sales, pages117-118

46. Please disclose what factors Banc of America Securities LLC would consider in determining whether to grant a release from lock-ups.

Underwriting, pages 119-123

47. Please revise your statement that you "expect" your class A common stock to be approved for quotation on the NASDAQ National Market to state that you have applied to have it approved for quotation.

48. Please disclose the timing and amount of fees previously paid to Leerink Swann & Co. for their market research services. Please also disclose if any of the other underwriters have performed services for you in the past.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

49. Please tell us your basis for deferring option fee revenue until expiration of the option term. Based upon the terms disclosed, it would appear that you have earned the fee ratably over the option term. Please cite accounting literature relied upon.

50. Please tell us your basis for determining that the reimbursement of development cost under the joint collaboration and license agreement with Takeda is revenue as opposed to a reimbursement of expense. Please address the factors described in EITF 99-19. Additionally, please tell us your basis for deferring recognition of the $30 million as it appear that Takeda does not have any continuing obligation with regards to this amount.

51. As you have commenced promotional activities in April 2006, please disclose how you propose to account for the reimbursement of these expenses by Takeda. Please specifically address whether you will be presenting the reimbursement gross versus net on your statement of operations and the justification for doing so given the factors described in EITF 99-19.

Note 7. Notes Payable – Related Parties, page F-18

52. Please reconcile for us the amounts presented under "issuance of notes payables - related parties" and "payments on notes payables – related parties" in the Combined Statements of Cash Flows to the amounts disclosed within note 7.

53. Please reconcile your current disclosures of the minimum rate permitted by the Swiss Federal Tax Administration as of December 31, 2005. You disclose this rate to be 2.5% in regards to the August 1, 2003 Sucampo Pharma Ltd. agreement with Sucampo AG (SAG) and 5.0% in regards to the May 7, 2004 Sucampo Pharma Europe (SPE) agreement with SAG and the February 27, 2006 SPE agreement with SAG.

Note 8. Related Party Transactions, page F-19

54. Please tell us why management deferred commencement of revenue recognition until commercialization of the drug begins for each of the exclusive manufacturing and supply agreements. Please cite appropriate accounting literature relied upon. Additionally, please disclose the estimated contractual life of the relationship.

Item 16. Exhibits and Financial Statement Schedules, pages II-3 to II-4

55. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will need time to review it prior to granting effectiveness of the registration statement.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Brent B. Siler, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Ave., NW
Washington, District of Columbia 20006